UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
(Mark One)

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to

Commission file number: 1-32258
A.	Full title of the plans and the address of the plans, if different from that of the issuer named below:
Reynolds American Capital Investment Plan
Savings and Investment Plan for Employees of
R. J. Reynolds Tobacco in Puerto Rico
B.	Name of issuer of the securities held pursuant to the plans and the address of its principal executive office:
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27102-2990

REQUIRED INFORMATION
1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.	The Reynolds American Capital Investment Plan, referred to as the Capital Investment Plan, and the Savings and Investment Plan for Employees of R. J. Reynolds Tobacco in Puerto Rico, referred to as the Savings and Investment Plan, are subject to the requirements of the Employee Retirement Income Security Act of 1974, referred to as ERISA. A copy of the most recent audited financial statements and supplemental schedules, as required, of the Capital Investment Plan and the Savings and Investment Plan, prepared in accordance with the financial reporting requirements of ERISA, is attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this report.
Exhibits:
23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the Capital Investment Plan for the years ended December 31, 2005 and 2004.

99.2	Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 31, 2005 and 2004.

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS AMERICAN CAPITAL
INVESTMENT PLAN

Date: June 28, 2006
/s/ McDara P. Folan, III

McDara P. Folan, III
Secretary, RAI Employee Benefits Committee

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF R. J. REYNOLDS TOBACCO IN
PUERTO RICO

Date: June 28, 2006
/s/ McDara P. Folan, III

McDara P. Folan, III
Secretary, RAI Employee Benefits Committee

EXHIBIT INDEX
Exhibits
23.1	Consent of KPMG LLP.

99.1	Audited financial statements and supplemental schedule of the Capital Investment Plan for the years ended December 31, 2005 and 2004.

99.2	Audited financial statements and supplemental schedule of the Savings and Investment Plan for the years ended December 31, 2005 and 2004.